RUNNERCITY
2022 Report

Dear investors,

2023: our MVP year since launching in late 2022! We nailed it: 10,000 signups, subscription cash flow, and 50-city expansion—all on a tight budget. Founders stretched that 2021 investment to today. Revenue keeps us thriving, fueling our growth. Doing it all right! As we grow, so do our costs. This funding round? It'll fuel the next 18 months after our stellar 2023 success! Let's keep the journey going!

We need your help!

We need more funding to expand our development team—this is our core lifeline, crucial to keeping up with our competitors' tech. It'll help us launch our mobile app sooner rather than later. Additionally, we need funds for marketing campaigns introducing our platform to expansion cities. Once they try us, they're hooked. Expanding our management team is a priority—we're aiming for a CTO, COO, and more. This round of funding will secure at least one of these roles. Our plans include expanding services to RunnerPRO, offering professional, licensed, and insured services (plumbers, electricians, etc.) to our loyal community users.

Sincerely,

Andy Kaminski

Chief Executive Officer

Hugh Olson

Co-Founder

Alok Paryani

Investor

Our Mission

We want our product to be in every city and change the way the world thinks about peer-to-peer services.

See our full profile



How did we do this year?

Report Card

A+



The Good



The Bad

We had 10,000 user signups which over 50% converted to use subscriptions and we still get new user subscribers month over month.

We executed our first ever successful expansion to 50 more cities all over Texas.

We acquired two more Angel Investors who brought $50,000 more in funding to our platform.

We couldn't launch the mobile app as planned due to managing rapid webapp growth and tech upgrades.

We were not able to obtain a local CTO/COO as they are expensive.

We are still trying to enhance our tech to keep up with the trend of our competitors in the gig-errand-delivery market.

2022 At a Glance

January 1 to December 31

$16,684
Revenue

-$25,101
Net Loss

$0
Short Term Debt

$50,000
Raised in 2022

$58,066
Cash on Hand
As of 11/20/23

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$16,684

$-25,101

2021

Net Margin: -150% **Gross Margin: 88%** **Return on Assets: -12%** **Earnings per Share: $0.00**

Revenue per Employee: $8,342 **Cash to Assets: 34%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

RunnerCityLLC_CPA_Review_Report.pdf

We ❤ Our 305 Investors

Thank You For Believing In Us

Elena Velasco
Thomas VanWinkle
Kris Brinker
Santosh Dheeraj
Adriane Baca
Nicole Nichols
Laura Rampy
Srihari Murali
Erin Crow
Shannon Pinkston
Hibiscus Rainbow Rozuk
Gina Turner
Alejandra DeAtley
Marena Ruiz
Maya Reeves
Aaron Calvio
Paul Perez
Aaron Schaefer
Evan Gottschling
Lupita Keester
Abby Argo
Miriam Ovalle
Bianca Blocker
Isiah Sosa
Douglas Purvis
Michelle Doyon
Bhargav Panchumarthy
Jennifer Crutsinger
Rafferty McDonald
Sarah McCleary
Samuela Walker
K Nicole Ortega
Julie Whipple
Mishell B. Kneeland
Zachary Biderman
Lisa Bogaert
Marcy Farrell
Shaonee Bandyopadhyay
Sandra Littlejohn
Nicole Bane
Soo Teal
Luisa Lopez
Jose Elias
Krishna Kagitala
Jeanette Steadman
Janine Dos Remedios
Joel Barker
Rohit Bhatia

Kabaker Dominique
Natasha Harper-Madison
Blaire Beasley
Keith Bang
Susan Kishk
María José Angel Mex
Marion Burch
Tanisha Hampton
Rita Guynes-Miller
Chris Bailey
Becky Levin Navarro
Dan Castro
Ankit Chowdhary
Jose Gonzales
Deja Battagline
Matthew Grusha
Carolanne Bjork
Katrina Bedsaul
Mirla Concepcion
Elaina Porter
Amy Closson
Ruby Izar-Shea
Monica Payne
Mary Garcia
Brenda Baldwin
Nancy Montiel
Eddie Curiel
Valerie Viera
Denise A Dailey
Crystal Gonzales
Edna Vasquez
Urvashi Nain
Gaurav Tulsyan
Natalia Murillo
Debra Sutherlin
Cindy Flores
Isidro Mendoza O
Melissa Zittrer
Marsela Rosas
Jason Gonzales
Hillary Berquist
Russell Karloff
Jonathan Schaefer
Gabby S
Julie Rosser
Edward Cavada
Jennifer Breakfield
Michele Lilley

Sheldon Dearr
Shelly Dennis Baldwin
Carla Landry Knowlton
Michele Lopez-Stephens
Ben Conlan
Deborah Rebisz
Aradia Lawrence
Deepa Eveleigh
Roderick Herron
Christy Sabella
Kimberly Dickson
Kathy Stone-Erdmann
Brittany Smith
Darnischa Conley Doss
Lindsey Trucinski
Amy Hodges
Samantha Chang
David Lawrence
Darlene Guynes
Michelle Jones
Sandra Breitengross
Elizabeth Rumore
Jacqueline Nix
John Melrose
Sarah Brown
Tricia And David Lange
Angela Parker
Erwin Velasquez
Simon Shaw
Benji Summerhalder
Jacqueline Nguyen
Paul Logan
Jennifer Nelson
Sara Thompson
Ramona Rountree
Leslie Serrano
Todd Finkel
Tiffany Young
Graciela Ocampo
Valerie Novegil
Christie Stokes
Lauren Brochinsky
Mecca Musick
Jennifer Pollock
Raymie Corpuel
Jaime Sanborn
Carey Gunthert
Rachel Graham

Lancee Vuong DM
Ashlin Nelson
Emily Mason
Vanda Purvis
Edie Ann Goodwin
Emelyn Sanchez
Teresa Giron
Nicole Mac Kenzie DiStef...
Angie Conley
Zee Pena
Susie Bannon
Olivia O'Neal
Malaka Klaimy Chessher
Shveta Moller
Michelle Johnston
Dot Aikman
Joseph Alberti
Helene Werner
Varinder Malik
Lisa Morrow
Julianne Hanckel
Jessica Tomberlin
Cynthia Dennen
Warren Cooper
Bineet Pokhrel
Suzann Madeley
Veronica Keaton-Barker
Shivansh Kumar Saurabh
Colleen Moore
Veronica Guajardo
Erin ODonnell
Donna Carnes
Zachira Castro
Miriam Bravo Der Rueda
Davis Susan
Jessica Hoch
Karla Monnaco
Judah Greenberg
Tim Williams
Jonathan Lochrie
Cathy Jackson
Stephanie Demopulos
Roseann Martinez
Jennifer Perez
Graciela Doroteo
Joseph Nguyen
Vishvabandhu Chaudhary
Alex Guzman

Hatem Rowaihy
Leti Bueno
Jesica Fonville
Ginger A Thompson
Ruchi Messick
Tom Concannon
Jerome Russ
Jackie Swisher
Laura Shaw
Jennifer Nussbaum
Vibhor Mittal
Kashia Chris Gullett
Scott Hoppe
Kate Parkinson
Kathleen Arp
Trucmong Applequist
Fernando Sanchez
Angel Johnson-Nelson
Mary Ellen Fine
Nicky Vandergriff
Tram Lee
Stacy Looney
Jessica Ngai
Gilbert Garcia
Elizabeth Graves
Kevin Ketterlin
Michael Donahue
Olivia Jiménez
Rachel Reeves
Rivera Terasa
Adriana Santos
Dawn Jones
Anastasia DiBiasi
Hailey Winemiller
Marie Ellis
Edgar Tabullo
Alison Winters
Princess May Castro
Jennifer Nadelman
Beth Mcdade
Chandra Hooley
Jernigan Joleen
Thomas Mahler
Rebecca Charles
Kory Smith
Lorena Garcia
Sara Houze
Carmelo Ayala

Bri Rodriguez
Manolo Tolico
Tracy Limon
Christina Centeno Brewer
Sam Clubb
Carissa Ott
Jorge Rivas
Ashlee Tamez
Missy Smith Bunner
Joshua Quist
Debbie Cerda
Rogelio Medel
Nalini Kumar
Tracy Deagan
Lauren Eckert
Anne Marie Griger
Robin Van Horn
Kimberly Warren
Ashley Mefford
Laura Smetzer
Mary MacCallum
Theresa Bastian
Joyce Garcia
Erika Bach
Christy Seguin
Coral Ervin
Tammy Oatley
Karen Staha
Jill Schavrda
Audrey Celeste Carmical
Cynthia Kinnas
Meri Ruiz
Nathan White
Amy Stokes
Mataia Blackwell
Veronica Alvarez Cruz
Nicole Cooke
Galyn Cooley
Jairaj J Rao
Dominick Cresci
Rayos Stephen
Talia VanderVelden
Tessa Kelly
Lori Blewett
Belinda De Paz
Parker Malia
Shagufta Jiwani
Kristi France

Sandra Miller | Karla Stanca | Amit Chaudhary | Mary Wilmore | Robin Chaudhary | Shekhar Arya

Hilary H Roberts | Kelly Miles | Carol Bellman | Bridget Marotz | Carlie Tilly | Evans Richards

Robin Broussard | Alex Miranda | Meridith Farley | Christian Davenport | Pablo Amador

Thank You!

From the RunnerCity Team



in

Andy Kaminski

Chief Executive Officer





Hugh Olson
Chief Revenue Officer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alok Paryani	Commercial Investor @ Commercial Investor	2021
Ted Karr	Managing Partner @ Berkeley Law & Technology Group, LLP	2023
Andy Kaminski	Marketing and Biz Dev @ Runner City	2021
Raven Johnson	Vice President - Business Systems @ Legacy Mutual Mortgage	2021

| Hugh Olson | Sales & Finance @ Runner City | 2021 |

Officers

OFFICER	TITLE	JOINED
Ted Karr	Chief Legal Officer	2023
Andy Kaminski	CEO	2021
Hugh Olson	Founder	2021

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Andy Kaminski	Membership Interests	66.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2021	$252,748		4(a)(6)
01/2022	$50,000		Other
10/2023	$25,000		Other
10/2023	$25,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than originally planned. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company, like many comparable full service delivery apps, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability. Runner City understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company' subscription service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our product may be subject to state, local and Federal environmental laws and regulations, including those relating to delivery & ridesharing business models. We and our runners may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our product will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our product will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Runner City, LLC

- Texas Limited Liability Company
- Organized October 2021
- 2 employees

3707 Menchaca Rd #120
Austin TX 78704

http://www.runner-city.com

Business Description

Refer to the RunnerCity profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

RunnerCity has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.